SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





              RYANAIR PASSENGER GROWTH OF 23% FOR JUNE 2006



The following are Ryanair's passenger and load factor statistics for June 2006.

    +--------------+---------+--------------+------------------------------+
    |              |  June   |     June     |      Rolling 12 months       |
    |              |         |              |     ended 30th June 2006     |
    |              |  2005   |     2006     |                              |
    +--------------+---------+--------------+------------------------------+
    |Passengers 1  |2,988,075|  3,670,542   |          36,884,608          |
    +--------------+---------+--------------+------------------------------+
    |Load Factor 2 |   87%   |     87%      |             83%              |
    +--------------+---------+--------------+------------------------------+



 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

ENDS. Wednesday, 5th July 2006

For further information:

Lorna Farren - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271     Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 July 2006
                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director